March 18, 2011

VIA EDGAR

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	Standard Pacific Corp.
Amendment No. 2 to Registration Statement on Form S-3
Filed March 8, 2011
File No. 333-170469

Dear Ms. Long:

On behalf of Standard Pacific Corp. (the “Company”), I am submitting this letter in response to the comment received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) in a letter dated March 17, 2011 (the “Comment Letter”) with respect to the filing referenced above (the “Form S-3”).  We have reviewed the Comment Letter and our response is set forth below.  For your convenience, the heading and paragraph number in our letter correspond to the heading and paragraph number in the Comment Letter.

General

1.
We note your response to comment two in our letter dated January 28, 2011; however, we reissue the comment in part.  We further note your disclosure on page eight in the first paragraph of the Debt Securities section that “[t]he debt securities will be issued under the indentures filed, or under new indentures substantially in the form thereof to be entered into with a trustee chosen by us ....”  To be qualified, an indenture must be included as an exhibit to the registration statement at the time of the registration statement’s effectiveness since the indenture is deemed to be qualified when the registration statement becomes effective.  Please refer to Section 309(a)(1) of the Trust Indenture Act of 1939.  In this regard, if you plan to issue any debt securities under a new indenture, you must file a new form of indenture as an exhibit to the registration statement to qualify the indenture.  Additionally, you must either file a Form T-1 as Exhibit 25 to the registration statement to qualify the trustee thereunder or rely on Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in Item 512(j) of Regulation S-K.  If you choose to issue debt securities under a new indenture while using a trustee that is a trustee under another indenture, please include the information required by Item 4 of Form T-1.

Pamela A. Long
United States Securities and Exchange Commission
March 18, 2011

Alternatively, you may remove the reference to new indentures on page eight and issue debt securities under the indentures that you listed in the Exhibit Index.

Response

In response to your comment, we will file an amendment to our Form S-3 (the “Third Amendment”) to amend the first paragraph under the heading “Debt Securities” set forth on page 8 of the prospectus to read as follows:

“We may offer senior, senior subordinated or subordinated debt securities pursuant to this prospectus.  Senior debt securities will be issued under a senior debt indenture, senior subordinated debt securities under a senior subordinated debt indenture and subordinated debt securities under a subordinated debt indenture.  We have filed a senior debt securities indenture, a senior subordinated debt indenture, and the form of a subordinated debt indenture, as exhibits to the registration statement filed with the SEC, of which this prospectus is a part.  The debt securities will be issued under the indentures filed, supplemented to reflect the terms of such debt securities.  References to an “indenture” below are references to the senior debt indenture, the senior subordinated debt indenture or the subordinated debt indenture, as applicable, under which a particular debt security is issued.  The senior debt indenture, senior subordinated debt indenture and subordinated debt indenture are collectively referred to in this description as the “indentures.”  The indentures are governed by the Trust Indenture Act.  The indentures may be amended or supplemented from time to time.  We will file any new indentures and any supplements or amendments to the indentures as exhibits to the registration statement filed with the SEC, of which this prospectus is a part.  You may inspect the indentures and all amendments and supplements thereto at the office of the trustee, or as described below under the heading “Where You Can Find More Information.”  The prospectus supplement for each series of debt securities will state the name of the trustee for such series.”

If you have any questions regarding our response, please contact me at (949) 789-1600.

Sincerely,

/s/ John P. Babel

John P. Babel, Esq.
Senior Vice President, General Counsel & Secretary
Standard Pacific Corp.